UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)*

Ready Capital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75574U 101

(CUSIP Number)

Kenneth Nick
Sutherland REIT Holdings, LP
1251 Avenue of the Americas, 50th Fl.
New York, New York 10020
(212) 257-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75574U 101

1	Name of Reporting Person Sutherland REIT Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,195,300 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,195,300 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,195,300 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.5% (1)

14	Type of Reporting Person PN

1 All percentages calculated herein are based on 114,360,513 outstanding shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), which represents the sum of (i) 84,107,749 shares of Common Stock outstanding as of as of May 5, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2022 and (ii) 30,252,764 shares of Common Stock, representing the aggregate number of shares of Common Stock issued on May 11, 2022 upon the conversion of an equal number of aggregate shares of Class B-1 Common Stock, par value $0.0001 per share, Class B-2 Common Stock, par value $0.0001 per share, Class B-3 Common Stock, par value $0.0001 per share, and Class B-4 Common Stock, par value $0.0001 per share, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on May 10, 2022.

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CUSIP No. 75574U 101

1	Name of Reporting Person Waterfall Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,204,169 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,204,169 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,204,169 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person OO

1 Consists of (a) 13,195,300 shares of Common Stock held by Sutherland REIT Holdings, LP since Waterfall Management, LLC, as general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares and (b) 8,869 shares of Common Stock held directly by Waterfall Management, LLC.

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CUSIP No. 75574U 101

1	Name of Reporting Person Waterfall Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,536,728 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,536,728 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,536,728 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%

14	Type of Reporting Person IA

1 Consists of (a) 341,428 shares of Common Stock held directly by Waterfall Asset Management, LLC and (b) 13,195,300 shares of Common Stock held by Sutherland REIT Holdings, LP, since Waterfall Asset Management, LLC, as investment adviser to Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

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CUSIP No. 75574U 101

1	Name of Reporting Person Thomas Capasse

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 336,548 (1)

	8	Shared Voting Power 13,545,597 shares of Common Stock (2)

	9	Sole Dispositive Power 336,548 (1)

	10	Shared Dispositive Power 13,545,597 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,882,145 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.1%

14	Type of Reporting Person IN

1 Includes 26,623 shares of Common Stock owned through the Edward J. Capasse Revocable Trust. Mr. Capasse’s father is the trustee and beneficiary of the trust.

2 Consists of (a) 341,428 shares of Common Stock held by Waterfall Asset Management LLC, since Mr. Capasse, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares, (b) 8,869 shares of Common Stock held by Waterfall Management, LLC, since Mr. Capasse, as a member of Waterfall Management, LLC, may be deemed to have the shared power to vote and dispose of such shares and (c) 13,195,300 shares of Common Stock held by Sutherland REIT Holdings, LP, since Mr. Capasse, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

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CUSIP No. 75574U 101

1	Name of Reporting Person Jack Ross

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 310,528 (1)

	8	Shared Voting Power 13,545,597 shares of Common Stock (2)

	9	Sole Dispositive Power 310,528 (1)

	10	Shared Dispositive Power 13,545,597 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,856,125 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.1%

14	Type of Reporting Person IN

1 Includes 155,264 shares of Common Stock owned through the Robin J. Ross 2009 Trust (the “Trust”). Mr. Ross does not serve as the trustee for the Trust and Mr. Ross’s wife is the trustee and sole beneficiary of the Trust. The trustee of the Trust has sole voting and investment power with respect to the securities held by the Trust.

2 Consists of (a) 341,428 shares of Common Stock held by Waterfall Asset Management LLC, since Mr. Ross, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares, (b) 8,869 shares of Common Stock held by Waterfall Management, LLC, since Mr. Ross, as a member of Waterfall Management, LLC, may be deemed to have the shared power to vote and dispose of such shares and (c) 13,195,300 shares of Common Stock held by Sutherland REIT Holdings, LP, since Mr. Ross, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

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This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Schedule 13D filed on November 10, 2016 (the “Original Filing”), as amended by Amendment No. 1 filed on February 14, 2018, and as further amended by Amendment No. 2 filed on August 14, 2018, by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. For purposes of this Amendment No. 3, “Reporting Persons” is defined collectively as Sutherland REIT Holdings, LP (“SRH”), Waterfall Management, LLC (the “GP”), Waterfall Asset Management, LLC (the “Manager”), Thomas Capasse and Jack Ross. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Ready Capital Corporation, a Maryland corporation (the “Issuer”). On September 26, 2018, the Issuer changed its name from Sutherland Asset Management Corporation to Ready Capital Corporation. The address of the principal executive offices of the Issuer is 1251 Avenue of the Americas, 50th Fl., New York, NY 10020.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented by adding the following additional information:

Messrs. Capasse and Ross, the Chief Executive Officer and President of the Issuer, respectively, acquired an aggregate of 56,000 (8,000 of which were acquired through the Edward J. Capasse Revocable Trust) and 25,000 of the Shares reported as held by them, respectively, through open market transactions (the “Open Market Acquisitions”) as disclosed on Mr. Capasse’s Form 4s filed on November 26, 2018 and March 17, 2020 and Mr. Ross’s Form 4 filed on March 18, 2020. Messrs. Capasse and Ross acquired beneficial ownership of such Shares for investment purposes.

SRH received requests for redemption (the “SRH Redemptions” and each a “SRH Redemption”) from certain of its limited partners of their limited partnership units in SRH (“SRH Units”), in respect of 3,650, 171,946, 879,188, 26,043, 67,538, 18,941 and 180,926 SRH Units. On February 28, 2018, May 31, 2018, August 31, 2018, October 31, 2018, April 30, 2019, August 31, 2020 and May 31, 2021, respectively, SRH satisfied each SRH Redemption by exchanging the SRH Units for an equal number of Shares.

On March 5, 2019, the Manager distributed to its employees 27,198 Shares issued to the Manager by the Issuer pursuant to the management agreement between the Issuer and the Manager. On March 13, 2019, April 9, 2020, August 6, 2020 and November 8, 2021, the Manager received 14,939, 4,154, 208,690 and 84,758 Shares, respectively, as payment (the “Manager Incentive Fee”) of 50% of the incentive distribution payable to the Manager pursuant to the management agreement between the Issuer and the Manager.

On March 20, 2020 the Issuer announced that it decided to pay its previously declared cash dividend for the first quarter of 2020 of $0.40 per share of Common Stock and operating partnership unit, in a combination of cash, not to exceed 20% in the aggregate, and Shares. 626,482 Shares were received by SRH on April 30, 2020 as a part of that dividend payment.

On October 15, 2021 and November 10, 2021, the Issuer received requests for redemption (the “OP Holdings II Redemptions”) from Sutherland OP Holdings II, Ltd. (“Holdings II”), a Cayman corporation externally managed by the Manager in respect of 600,000 and 282,202 operating partnership units (“OP Units”), respectively, in the Issuer’s operating partnership subsidiary held by Holdings II. On October 15, 2021 and November 10, 2021, the Issuer notified Holdings II of its decision to satisfy each request for redemption by exchanging 600,000 and 282,202 Shares, respectively, for such OP units. On those same dates, Holdings II then contributed the 600,000 and 282,202 Shares to SRH in exchange for an equal number of units of partnership interests in SRH.

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Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented by adding the following additional information:

Each Reporting Person acquired the Shares held by it in connection with the Open Market Acquisitions, the OP Holdings II Redemptions, the SRH Redemptions or the Manager Incentive Fee, as applicable and defined and described in Item 3 above. The GP expects to cause the distribution of Shares to the beneficial owners of SRH upon their request in accordance with SRH’s limited partnership agreement.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional Shares or dispose of some or all of the Shares held by them, and/or make in-kind distributions of Shares to their investors, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	SRH beneficially owns 13,195,300 Shares, or approximately 11.5% of the outstanding Shares.

The GP, as general partner of SRH, may be deemed to beneficially own the 13,204,169 Shares held by SRH, or approximately 11.5% of the outstanding Shares.

The Manager (a) owns 341,428 Shares directly and (b) as investment adviser to SRH, may be deemed to beneficially own the 13,195,300 Shares held by SRH, totaling an aggregate of 13,536,728 Shares, or approximately 11.8% of the outstanding Shares.

Mr. Capasse (a) owns 309,925 Shares directly, (b) may be deemed to have investment control of 26,623 Shares owned through the Edward J. Capasse Revocable Trust, but Mr. Capasse’s father is the trustee and beneficiary of the trust, (c) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 13,195,300 and 341,428 Shares held by SRH and the Manager, respectively, and (d) as a member of the GP, the general partner of SRH, may be deemed to have the shared power to vote and dispose of 8,869 Shares, totaling an aggregate of 13,882,145 Shares, or approximately 12.1% of the outstanding Shares.

Mr. Ross (a) owns 155,264 Shares directly, (b) may be deemed to beneficially 155,264 Shares owned through the Robin J. Ross 2009 Trust (the “Trust”), but Mr. Ross does not serve as the trustee for the Trust and his wife is the trustee and sole beneficiary of the Trust and the trustee of the Trust has sole voting and investment power with respect to the securities held by the Trust, (c) as a member of the GP, the general partner of SRH, may be deemed to have the shared power to vote and dispose of 8,869 Shares and (d) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 13,195,300 and 341,428 Shares held by SRH and the Manager, respectively, totaling an aggregate of 13,856,125 Shares, or approximately 12.1% of the outstanding Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the Shares that such Reporting Person does not hold directly.

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With respect to SRH, the GP, the Manager and Messrs. Capasse and Ross, ownership percentages are based on 114,360,513 outstanding Shares, which represents the sum of (i) 84,107,749 Shares outstanding as of as of May 5, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022 and (ii) 30,252,764 Shares, representing the aggregate number of Shares issued on May 11, 2022 upon the conversion of an equal number of aggregate shares of Class B-1 Common Stock, par value $0.0001 per share, Class B-2 Common Stock, par value $0.0001 per share, Class B-3 Common Stock, par value $0.0001 per share, and Class B-4 Common Stock, par value $0.0001 per share, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on May 10, 2022.

(b)	Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	Except as otherwise described herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any Shares.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2022

SUTHERLAND REIT HOLDINGS LP

By: Waterfall Management LLC
Its: General Partner

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL MANAGEMENT LLC

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross

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